Exhibit 4.1

EXECUTION COPY

SECOND AMENDED AND RESTATED
PROMISSORY NOTE

$8,500,000	October 25, 2006

FOR VALUE RECEIVED, DISCOVERY LABORATORIES, INC., a Delaware corporation (“Borrower”), hereby promises to pay to the order of PHARMABIO DEVELOPMENT INC., a North Carolina corporation, d/b/a NovaQuest (“Lender”), in lawful money of the United States of America in immediately available funds, the lesser of (i) the principal sum of Eight Million, Five Hundred Thousand Dollars ($8,500,000) and (ii) the aggregate unpaid principal amount of the Loan (as defined in the Loan Agreement referred to below) made by Lender to Borrower pursuant to the Loan Agreement (as defined below), together with interest accrued thereon. Interest shall accrue and compound on the unpaid principal amount of the Loan at the rates and in the manner provided in the Loan Agreement. Payment of the principal amount of this Note and accrued interest on this Note shall be made at the times and in the manner provided in the Loan Agreement.

This Note is made and dated as of December 10, 2001, as amended and restated as of November 3, 2004, and further amended and restated of the date set forth above. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Loan Agreement.

This Note is the Note referenced in the Second Amended and Restated Loan Agreement between Borrower and Lender dated as of December 10, 2001, as amended and restated as of November 3, 2004, and amended and restated as of the date hereof (as same may be amended from time to time, the “Loan Agreement”), and is entitled to the benefits of, and subject to the restrictions provided under, the Loan Agreement. The Loan Agreement, among other things, provides that this Note is secured by, and Borrower has granted a security interest in, certain of its assets as set forth in the Second Amended and Restated Security Agreement between Borrower and Lender dated as of the date hereof.

In case an Event of Default shall occur and be continuing and not cured prior to the expiration of any applicable cure or grace periods set forth in the Loan Agreement, the unpaid principal amount of, and accrued interest on, this Note may be declared to be due and payable in the manner and with the effect provided in the Loan Agreement.

Borrower hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note.

This Note may be voluntarily prepaid, in whole or in part, on the terms and conditions set forth in the Loan Agreement. Provided that all obligations under the Loan Agreement have been irrevocably paid in full, the Lender shall, at the request of Borrower, promptly, and in no event later than ten (10) Business Days after notice from Borrower, cancel and return this Note to Borrower.

This Note shall be governed by and construed in accordance with the law of the State of Delaware without regard to the conflicts of law rules of such state.

Lender and Borrower agree that disputes relating to this Note shall be subject to the provisions of the Loan Agreement entitled “Internal Review” and “Arbitration” set forth in Sections 8.14 and 8.15 thereof, respectively.

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed by its duly authorized officer, as of the date first above written.

DISCOVERY LABORATORIES, INC.

By:	/s/ John Cooper
Name: John Cooper
Title: Executive Vice President and Chief Financial Officer